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January 7, 2014

Mr. William H. Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Cencosud S.A.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed May 7, 2013

File No. 001-35575

Dear Mr. Thompson:

Thank you for your letter dated December 19, 2013 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F (File No. 001-35575), filed May 7, 2013, of Cencosud S.A. (the “Company”).

We write to respectfully request an extension until January 31, 2014 for the Company to respond to comments raised by the Staff in its comment letter dated December 19, 2013. The comment letter was sent to the Company during the holiday season, and the appropriate people at the Company have just recently learned of its existence. The Company’s accounting team reviewed the comments raised by the Staff internally and in consultation with their independent accountants, and given the complex accounting nature of the issues raised in the comment letter, it is the Company’s belief that such an extension will be required in order to be able to fully and properly respond to the issues raised in the comment letter.

If there is any additional information or materials that we might provide to assist the Staff, please contact me at (212) 530-5602 or mmottesi@milbank.com. Thank you very much for your consideration of this submission.

Sincerely,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi